Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Drills 185.62 g/t (5.97 oz./t) Gold Over 0.41 m. (1.35
     ft.) at Starratt Olsen, Madsen Project, Red Lake

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, April 8 /CNW/ - Claude Resources (CRJ:TSX; CGR:AMEX) today announced drill results from a new discovery at the Starratt Olsen target located at the Company's 100% controlled Madsen Project at Red Lake, Ontario.
     The assays returned to date from the Starratt Olsen target include the following:

     <<
     Hole ID      From       Grams/Tonne       Width
     --------    ------     -------------  -------------
     ST-08-03    293.90      185.62 g/t     0.41 meters
                             (5.97 oz/t)     (1.35 feet)

     ST-08-03    317.32       26.85 g/t     0.58 meters
                             (0.86 oz/t)     (1.90 feet)
     >>

     "The new high grade gold mineralization is hosted within a quartz-vein system in the footwall of the Starratt Olsen mine," stated Claude Resources'
Vice President Exploration Brian Skanderbeg. "The Starratt Olsen drill results being reported are 3 kilometers (1.9 miles) southwest of the Madsen mineshaft at 190 meters (623 feet) depth."
     The Starratt Olsen mine operated from 1948 through 1956, producing
164,000 ounces of gold at 0.18 ounces/ton, making it the eighth largest historic gold producer in the Red Lake camp.
     Assays from further drilling are awaiting analysis. One of Claude's two drill rigs remains at the Starratt Olsen target.
     Detailed and regional location maps as well a cross-section are presented on the Claude Resources' website at www.clauderesources.com.

     Brian Skanderbeg, P.Geo., M.Sc., Claude's Vice President Exploration, is
the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to TSL
Laboratory in Saskatoon, Saskatchewan and/or SGS Laboratories at Red Lake,
Ontario. Both laboratories are ISO approved. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a
30 gram gold fire assay with an atomic absorption and gravimetric finish.
Samples with visible gold have been re-assayed by screen metallic analysis.
Intercepts are reported as drilled widths and range from 80% to 100% of true widths.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505; or Brian Skanderbeg, Vice President
Exploration, Claude Resources Inc., Phone: (306) 668-7505; or Dwight Percy,
Vice President Corporate Development, Claude Resources Inc., Phone: (306)
668-7501, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CGR CRJ.)

CO:  CLAUDE RESOURCES INC.

CNW 11:35e 08-APR-08